SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May 2017

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes   No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR WELCOMES LIVERPOOL COURT RULING AGAINST "CLAIMS CHASERS"

Ryanair, Europe's No.1 airline, today (31 May) welcomed the Liverpool County Court ruling upholding Ryanair's policy requiring EU261 cases involving "claims chasers" to be heard in the Irish Courts and dismissing an application by claims chasing firm Hughes Walker to have their cases heard in England in an effort to needlessly force more customers through the courts.

Cases involving UK "claims chasing" firms are heard in the Irish courts under a jurisdiction clause (which has been part of Ryanair's Terms & Conditions of travel since 2010) solely to protect consumers and force UK "claims chasers" to discontinue their abusive practices of charging consumers up to 50% of their compensation payment. However, if an individual UK customer makes an EU261 claim directly to Ryanair (as required) and their claim is rejected, then that customer is free to pursue his/her claim in the UK courts if they so wish.

Ryanair calls on all customers with valid EU261 compensation claims to submit their claims directly to Ryanair and avoid these "claims chaser" firms who are ripping off consumers by charging up to 50% of their compensation, by forcing them to sign liens and deliberately bringing them through the courts. Customers with valid claims who claim directly from Ryanair will receive 100% of their EU261 compensation entitlement without the deduction of these excessive "claims chaser" fees.

Ryanair again called on the Competition and Markets Authority (CMA) to enforce better regulations of "claims chasers" to protect consumers from being ripped off by these self-serving firms.

Ryanair's Kenny Jacobs said:

"We welcome this County Court ruling upholding Ryanair's jurisdiction clause which prevents "claims chaser" firms deliberately and needlessly dragging consumers through the courts so they can grab up to 50% of customer's compensation, for providing no useful service. As the most reliable airline in Europe, Ryanair has the most on-time flights and the fewest cancellations, and in the rare event of delays or cancellations, we comply fully with all EU261 legislation. Where customers have a valid claim for compensation they can make their claim directly on the Ryanair.com website, and avoid these "claims chasers" deductions.

These "ambulance chasers" of the aviation industry are misleading customers, forcing them to sign liens and taking them through the courts so they can feather their own nests, and then charging up to 50% of the compensation due for simply submitting a claim that can be made free of charge on the Ryanair.com website. We call on the CMA to enforce better regulation and we urge customers with valid claims to avoid being ripped off by these anti-consumer practices, by simply submitting their claims directly on the Ryanair.com website."

ENDS

For further information
please contact:           Robin Kiely                             Piaras Kelly
                                    Ryanair DAC                          Edelman Ireland
                                    Tel: +353-1-9451949              Tel: +353-1-6789 333
                                    press@ryanair.com                ryanair@edelman.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 31 May, 2017

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary